UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the six months ended June 30, 2017 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the six months ended June 30, 2017.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1	Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017
101	The following financial information of Golar LNG Limited formatted in Extensible Business Reporting Language (XBRL):
i. Unaudited Consolidated Statements of Income for the six months ended June 30, 2017 and 2016;
ii. Unaudited Consolidated Statements of Comprehensive Income for the six months ended June 30, 2017 and 2016;
iii. Unaudited Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016;
iv. Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016;
v. Unaudited Consolidated Statements of Changes in Equity for the six months ended June 30, 2017 and 2016; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-219095), which was filed with the U.S. Securities and Exchange Commission on June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: September 29, 2017	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions or our joint ventures on acceptable terms or at all;

•	changes in the timeliness of the Hilli Episeyo (the "Hilli") conversion, commissioning and delivery;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to close the sale of the equity interests in Hilli on a timely basis or at all;

•	changes in our ability to sell vessels to Golar Partners, or our joint venture Golar Power Limited, or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or our joint venture OneLNG S.A;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our JVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power and OneLNG to meet our obligations under each of the respective shareholders' agreements;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2017 and 2016. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNG” refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on May 1, 2017.

Overview

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs and the development of LNG projects, such as FLNGs, through our subsidiaries, affiliates and joint ventures.

As of September 29, 2017, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of seven FSRUs and 19 LNG carriers. Of these vessels, six of the FSRUs and four of the LNG carriers (including the Golar Grand)(1) are owned by Golar Partners and are mostly on long-term time charters. Three of our vessels are undergoing or being contemplated for conversion into FLNGs, including the Hilli (with target completion during the second half of 2017), the Gimi and the Gandria. Ten of our LNG carriers (including Golar Power's two vessels) are participating in the LNG carrier pool, referred to as the Cool Pool. In addition, our affiliate Golar Power has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the second half of 2018.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint ventures’ LNG operations.

(1) Under the Option Agreement executed in connection with the disposal of the Golar Grand to Golar Partners in 2012, we are obligated to charter back the vessel from Golar Partners until October 2017.

Recent Developments

Since January 1, 2017, the significant developments that have occurred are as follows:

Convertible bonds - 2017

On February 17, 2017, we issued a new $402.5 million 2.75% senior unsecured convertible bond due in 2022. The conversion rate for the bonds will initially equal 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million.

Golar Crystal refinancing

On March 14, 2017, we completed the refinancing of the Golar Crystal. The financing structure funded 60% of the market value of the Golar Crystal. At funding, the vessel was simultaneously bareboat chartered by the Company at a fixed rate for a firm period of 10 years.

Margin Loan Facility

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility, on March 3, 2017, Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan Facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility.

Golar Tundra

In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners. The Golar Tundra was expected to commence operations under a time charter with West Africa Gas Limited (“WAGL”) in the second quarter of 2016. However, due to delays in the project, this has not yet occurred, primarily due to the required infrastructure, including a connecting pipeline, jetty and breakwater, not yet being in place. The Golar Tundra remains anchored off the coast of Ghana and the project has made limited progress. In light of this, on May 30, 2017, Golar Partners elected to exercise its Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Sale”) Golar Partners paid in its acquisition of Tundra Corp (the “Purchase Price”). In connection with the exercise of the Put Right, we and Golar Partners have entered into an agreement pursuant to which we have agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the “Put Sale Closing Date”) for an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares (as defined below) and (b) March 31, 2018. Golar Partners have agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in return for an option (which Golar Partners have exercised) to purchase an interest in the Hilli.

The Hilli

On August 15, 2017, we entered into a purchase and sale agreement (the “Hilli Sale Agreement”) with Golar Partners for the disposal (the “Hilli Disposal”) from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of common units (the “Disposal Interests”) in Hilli LLC, which will, on the closing date of the Hilli Disposal, indirectly own the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that will be contracted to Perenco Cameroon (“Perenco”), Societe Nationale de Hydrocarbures (“SNH”) and the Republic of Cameroon (together with Perenco and SNH, the “Customer”) under an eight-year liquefaction tolling agreement (the “Liquefaction Tolling Agreement”). The sale price for the Disposal Interests is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we will pay interest at a rate of 5% per annum.

The closing of the Hilli Disposal is subject to the satisfaction of certain closing conditions which include, among others, the execution and delivery of the Liquefaction Tolling Agreement by the parties thereto, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced Tundra Put Sale (described above), the delivery to and acceptance by the Customer of the Hilli, the commencement of commercial operations under the Liquefaction Tolling Agreement and the formation of Hilli LLC and the related Pre-Closing Contributions as described further below. In addition, in connection with the closing, Golar Partners expect to provide a several guarantee of 50% of Golar Hilli Corp’s ("Hilli Corp") indebtedness under the Hilli Facility.

Prior to the closing of the Hilli Disposal, we, along with Keppel and B&V, will contribute our equity interests in Hilli Corp, the entity that owns the Hilli, to the newly formed Hilli LLC (the “Pre-Closing Contributions”) in return for equity interests in Hilli LLC. Membership interests in Hilli LLC will be represented by three classes of units: Common Units (“Hilli Common Units”); Series A Special Units (“Series A Units”); and Series B Special Units (“Series B Units”).

The operating agreement of Hilli LLC, which is expected to be entered into effective as of the closing date, will provide that, within 60 days after the end of each quarter, we, in our capacity as the managing member of Hilli LLC, shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the members of Hilli LLC (the “Members”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Members when, as and if declared by us, provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless (i) Series A Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for and (ii) Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

The Series A Units shall be entitled to receive the “Series A Distributions”, which means, with respect to any quarter, 100% of any “Incremental Perenco Revenues” received by Hilli Corp during such quarter. “Incremental Perenco Revenues” generally means:

a.
any cash received by Hilli Corp from revenues invoiced to the extent such revenues invoiced are based on tolling fees under the Liquefaction Tolling Agreement relating to an increase in the Brent Crude price above $60 per barrel; less

b.	any incremental tax expense arising from, or related to, any cash receipts referred to in clause (a) above; less

c.	the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Units shall be entitled to receive the “Series B Distributions”, which means, with respect to any quarter, an amount equal to 95% of “Revenues Less Expenses” received by Hilli Corp during such quarter. “Revenues Less Expenses” generally means:

a.
the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first fifty percent of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first fifty percent is supplied under the terms of the Liquefaction Tolling Agreement and the term of the Liquefaction Tolling Agreement is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less

b.
any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first fifty percent of LNG production capacity for Hilli FLNG; less

c.
any reduction in revenue attributable to the first fifty percent of LNG production capacity availability as a result of making more than fifty percent of capacity available under the Liquefaction Tolling Agreement (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the Liquefaction Tolling Agreement); less

d.	the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Upon the closing of the Hilli Disposal, which is expected to occur on or before April 30, 2018, we, along with Keppel and B&V, will sell 50% of the Hilli Common Units to Golar Partners in return for the payment by Golar Partners of the net purchase price of between approximately $178 and $190 million. Golar Partners will apply the $107 million Deferred Purchase Price receivable from us in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand.

The description of the Hilli Sale Agreement contained in this report is a summary and is qualified in its entirety by reference to the terms of the Hilli Sale Agreement, which is filed as an exhibit to this report.

Liquefaction Tolling Agreement

In October 2015, Hilli Corp entered into a binding term sheet for FLNG tolling services with the Customer for the development of the Hilli Project. The binding term sheet has been converted into a Liquefaction Tolling Agreement and we expect that the Liquefaction Tolling Agreement will be executed in the second half of 2017. The Hilli is scheduled to provide liquefaction services under the Liquefaction Tolling Agreement for a term of the earlier of (i) eight years from the date the delivered Hilli is accepted by the Customer (the “Acceptance Date”), or (ii) at the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. The commissioning process of testing the Hilli and preparing it for service is expected to commence in November 2017, and under the Liquefaction Tolling Agreement, the commercial start date to begin providing liquefaction services is the earlier of 180 days after the scheduled commissioning start date or the Acceptance Date, as may be extended by the parties. Under the terms of the Liquefaction Tolling Agreement, the Hilli will be required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of the contract year. The Customer will pay Hilli a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent Crude. We expect that under the Liquefaction Tolling

Agreement, the Customer will have an option to increase liquefaction capacity. We expect that the Liquefaction Tolling Agreement will provide certain termination rights to the Customer and Hilli Corp. The Liquefaction Tolling Agreement will provide for the payment by Hilli Corp of penalties of up to $400 million in the event of Hilli Corp’s underperformance or non-performance. If the Customer elects to terminate the Liquefaction Tolling Agreement prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the Liquefaction Tolling Agreement is terminated after the second anniversary.

Dividends

In May 2017, we declared a dividend of $0.05 per share in respect of the quarter ended March 31, 2017 to holders of record on June 16, 2017, which was paid on July 5, 2017.

In August 2017, we declared a dividend of $0.05 per share in respect of the quarter ended June 30, 2017 to holders of record on September 14, 2017, which will be paid on or about October 4, 2017.

Fortuna Project

On May 2, 2017, OneLNG, our joint venture, together with Ophir Energy, GEPetrol and The Republic of Equatorial Guinea (the "Fortuna Project Participants”), signed an Umbrella Agreement that defines the full legal and fiscal framework for the 2.6Tcf Fortuna gas reserves, offshore Equatorial Guinea. Subsequent to June 30, 2017, the Fortuna Project Participants also agreed the LNG sales structure, and selected Gunvor Group Ltd. (“Gunvor”) as off-taker. Principal commercial terms have been agreed with Gunvor for a sale and purchase agreement covering 2.2mtpa of LNG over a 10 year term. The LNG will be sold on a Brent-linked FOB basis. The LNG offtake structure also permits the Fortuna Project Participants to market up to 1.1mtpa of the above 2.2mtpa to higher priced gas markets and to share in any resultant profits. The Fortuna Project Participants have two years post final investment decision to secure alternative markets for this 1.1mtpa after which any unsold portion will revert to Gunvor. Final investment decision is expected to occur by the end of 2017.

Appointment of new CEO

In September 2017, we appointed Mr. Iain Ross to replace Mr. Oscar Spieler as CEO. Mr. Spieler's main remit on becoming CEO has always been the successful delivery of Hilli and a search for his successor to follow shortly thereafter. Having substantially executed his responsibility to deliver the Hilli, Mr. Spieler will nevertheless remain with the group and fulfill the role of Executive Advisor and assist Mr. Ross until charterers Perenco and SNH accept the Hilli.

Change in chairman and directors

On September 28, 2017, at the annual general meeting, the board of directors (the "Board") nominated Mr. Tor Olav Trøim to succeed Mr. Daniel Rabun as chairman. Mr. Rabun will, however, continue to serve as a member of the Board. Mr. Trøim has served as a director of the Company since September 2011. In addition, the Board appointed Mr. Michael Ashford, the company secretary, as a director.

Operating and Financial Review

Six Month Period Ended June 30, 2017 compared with the Six Month Period Ended June 30, 2016

Vessels operations segment

	Six months ended June 30,
(in thousands of $, except average daily TCE)	2017	2016	Change	% Change
Operating revenues (including revenue from collaborative arrangement)	53,518	34,927	18,591	53%
Vessel operating expenses	(25,043)	(29,637)	4,594	(16)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(28,737)	(23,278)	(5,459)	23%
Administrative expenses	(22,320)	(19,141)	(3,179)	17%
Depreciation and amortization	(42,552)	(39,149)	(3,403)	9%
Impairment of long-term assets	—	(1,706)	1,706	(100)%
Other non-operating gain	206	—	206	100%
Interest income	2,912	1,091	1,821	167%
Interest expense	(39,710)	(34,823)	(4,887)	14%
Other financial items, net	(7,928)	(40,881)	32,953	(81)%
Income taxes	(647)	1,285	(1,932)	(150)%
Equity in net losses of affiliates	(2,606)	(5,563)	2,957	(53)%
Net loss	(112,907)	(156,875)	43,968	(28)%
Net loss attributable to non-controlling interests	(15,931)	(12,229)	(3,702)	30%
Net loss attributable to Golar LNG Ltd	(128,838)	(169,104)	40,266	(24)%
Average Daily TCE (1) (to the closest $100)	13,600	8,600	5,000	58%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $18.6 million to $53.5 million for the six months ended June 30, 2017 compared to $34.9 million for the same period in 2016. This was principally due to an increase of:

•
$17.7 million from the improved utilization and daily hire rates, including repositioning fees, from our vessels participating in the Cool Pool for the six months ended June 30, 2017 compared to the same period in 2016;

•
$1.1 million revenue from the Golar Arctic which was fully utilized for the six months ended June 30, 2017 compared to the same period in 2016 when she was mostly off-hire during the first quarter in preparation for her floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica; and

•
$4.7 million in management fee income, from $4.8 million to $9.5 million for the six months ended June 30, 2016 and 2017, respectively, from the provision of services to Golar Partners, Golar Power and OneLNG under our management and administrative services and fleet management agreements. The increase is a result of the services provided to Golar Power and OneLNG which had no comparable amount in 2016.

These are partially offset by a decrease of $4.3 million in revenue in 2017, from Golar Penguin and Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, effective in July 2016.

Vessel operating expenses: Vessel operating expenses decreased by $4.6 million to $25.0 million for the six months ended June 30, 2017, compared to $29.6 million for the same period in 2016, primarily due to the following:

•	a decrease of $4.3 million in relation to the Golar Penguin and Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016;

•
a decrease of $1.4 million from Golar Arctic and Golar Tundra, as they incurred higher upstoring and repairs and maintenance costs in preparation for the Fortress charter which commenced in 2016 and the WAGL charter which was to commence in 2016, respectively; and

•
partially offset by an increase of $1.5 million in fleet management costs due to change in classification of fleet management related administrative costs to vessel operating costs for the six months ended June 30, 2017, following our in-housing of technical operations.

As a result of higher revenue and lower voyage expenses incurred by most of our vessels within the period, we had a higher daily time charter equivalent, or TCE, for the six months ended June 30, 2017 of $13,600 compared to $8,600 for the same period in 2016. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $5.5 million to $28.7 million for the six months ended June 30, 2017 compared to $23.3 million for the same period in 2016 was primarily due to:

•
an increase of $9.9 million of voyage expenses primarily due to repositioning fees that arose from the increased utilization of our vessels participating in the Cool Pool, which are subsequently recouped from the charterer;

•
a decrease of $0.9 million in charterhire expense relating to the charter back of the Golar Grand from Golar Partners until October 2017. This comprises of a reduction of $5.5 million in amounts payable to Golar Partners under the charter back arrangement for the six months ended June 30, 2017 as compared to 2016. The decrease is mainly due to the Golar Grand’s drydocking from February to April 2017. No charterhire is payable during periods of drydocking. This decrease is partially offset by the recognition of expense of $4.2 million, comprising of an incremental $9.0 million upon re-measurement of the existing Golar Grand guarantee obligation, net of the related amortization income recognized in the six months ended June 30, 2017;

•	a decrease of $2.0 million from Golar Penguin and Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016; and

•
a decrease of $0.6 million from Golar Arctic as she incurred significant voyage costs prior to commencement of her two year floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica. There was no comparable amount for the six months ended June 30, 2017.

Administrative expenses: Administrative expenses increased by $3.2 million to $22.3 million for the six months ended June 30, 2017 compared to $19.1 million for the same period in 2016. This was primarily due to an increase in salaries and benefits of $4.5 million mainly as a result of an increase in headcount and $0.5 million in travel costs in connection with the various new ventures and associated projects entered into during the second half of 2016 such as Golar Power and OneLNG. This was partially offset by (i) a decrease of $2.8 million in legal and professional fees; and (ii) a general decrease following a change in the classification of fleet management related administrative costs to vessel operating expenses as discussed under vessel operating expenses above.

Depreciation and amortization: Depreciation and amortization increased by $3.4 million to $42.6 million for the six months ended June 30, 2017 compared to $39.1 million for the same period in 2016. This was primarily due to:

•
an increase of $11.6 million in depreciation expense in 2017 relating to the Golar Tundra. This includes a $9.7 million depreciation catch up charge recognized upon ceasing to be classified as held for sale in March 2017;

These are partially offset by a decrease in depreciation and amortization of:

•	$5.6 million from Golar Penguin and Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016; and

•	$2.6 million from the Gimi as she was at the end of her useful life as at December 31, 2016.

Impairment of long-term assets: During the six months ended June 30, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other long-term assets" due to the uncertainty of its future usage. There was no comparable charge for the same period in 2017.

Interest income: Interest income increased by $1.8 million to $2.9 million for the six months ended June 30, 2017 compared to $1.1 million for the same period in 2016. The increase was primarily due to the returns on our fixed deposits that had been made during the six months ended June 30, 2017 using the proceeds from our $150.0 million margin loan and $402.5 million convertible bonds.

Interest expense: Interest expense increased by $4.9 million to $39.7 million for the six months ended June 30, 2017 compared to $34.8 million for the same period in 2016 and is primarily due to:

•	an increase of $4.2 million in relation to the $402.5 million convertible bond issued in February 2017 which replaced the old $250 million convertible bond, which was repaid in early March 2017;

•
an increase of $9.2 million interest expense largely due to the out of period correction of capitalized interest on borrowing costs in respect of the Hilli FLNG conversion recognized in the six months ended June 30, 2016; and

•	an increase of $2.5 million from the $150.0 million margin loan that we entered into in March 2017.

These are partially offset by:

•	a $8.0 million decrease in interest expense arising on the loan facilities of our consolidated Lessor VIEs;

•	a decrease of $5.6 million from the Golar Penguin and Golar Celsius relating to interest expense incurred prior to the deconsolidation of Golar Power in July 2016; and

•	a $2.8 million write off of deferred finance charges as a result of the refinancing of the Golar Seal debt in March 2016. There is no comparable write off in 2017.

Other financial items: Other financial items decreased by $33.0 million to a loss of $7.9 million for the six months ended June 30, 2017 compared to a loss of $40.9 million for the same period in 2016. The movement was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps decreased to a loss of $3.3 million for the six months ended June 30, 2017 from a loss of $35.1 million for the same period in 2016, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	(603)	(29,390)	28,787	(98)%
Interest expense on undesignated interest rate swaps	(2,706)	(5,741)	3,035	(53)%
Net realized and unrealized losses on interest rate swap agreements	(3,309)	(35,131)	31,822	(91)%

As of June 30, 2017, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The decrease in mark-to-market losses from our interest rate swaps is due to the stability in the long-term swap rates for the six months ended June 30, 2017, as opposed to a significant decrease in the long-term swap rates for the six months ended June 30, 2016.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been subsequently extended to December 2017. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $4.3 million recognized in the six months ended June 30, 2017 compared to a net gain of $3.4 million for the same period in 2016.

Impairment loss on loan receivable: Given the announcement of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan (including accrued interest receivable) previously granted by Golar to Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, during the six months ended June 30, 2016, we recognized an impairment charge of $7.6 million. There was no comparable amount for the six months ended June 30, 2017.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities.

Equity in net (losses) earnings of affiliates:

	Six months ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Share of net loss in Golar Partners	(2,906)	(5,525)	2,619	(47)%
Share of net earnings (loss) in other affiliates	300	(38)	338	(889)%
	(2,606)	(5,563)	2,957	(53)%

Although Golar Partners reported a higher than normal net income, in the six months ended June 30, 2017, which was primarily due to recognition of the Golar Spirit termination fee, our equity in net earnings from Golar Partners resulted in a loss as this was offset by the amortization of the basis difference, in relation to the recognition in 2012 of a fair value gain on deconsolidation. In addition we recognized a deemed loss on disposal of $17.0 million in 2017 as a result of a dilution in our holding in Golar Partners following additional equity issuances in February 2017.

Net income attributable to non-controlling interests: During 2017, we were party to sale and leaseback arrangements for seven vessels (2016: six) with subsidiaries of Chinese financial institutions. Each of these lessor entities are wholly-owned, newly formed special purpose vehicles ("SPVs"). We have determined that the lessor entities, that own the vessels, are variable interest entities. We refer to these as "VIEs" or the "Lessor VIEs". While we do not hold any equity investments in these Lessor VIEs, we are the primary beneficiary. Accordingly, these Lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective VIEs are included in non-controlling interests in our consolidated results.

LNG trading segment

	Six months ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Other operating gains and losses	—	16	(16)	100%
Net income	—	16	(16)	100%

In the six months ended June 30, 2016, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. There was no LNG trading activity for the six months ended June 30, 2017.

FLNG segment

	Six months ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Administrative expenses	(226)	(2,124)	1,898	(89)%
Share of net loss in OneLNG	(3,126)	—	(3,126)	100%
Net loss	(3,352)	(2,124)	(1,228)	58%

The net loss for FLNG for the six months ended June 30, 2017 and 2016 amounted to $3.4 million and $2.1 million, respectively. This relates to FLNG project related expenses comprising of legal, professional, consultancy costs and pursuant to the formation of OneLNG in July 2017, our share of net losses in OneLNG.

FLNG conversion

In September 2014, the Hilli was delivered to Keppel Shipyard Management ("Keppel") in Singapore for commencement of her FLNG conversion. The total estimated conversion, vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As of June 30, 2017, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $855.9 million.

Other FLNG conversions

In December 2014 our subsidiary that owns the Gimi entered into a contract with Keppel for the conversion of the Gimi to a FLNG, subject to certain conditions to the contract effectiveness and notice to proceed with the conversion. This agreement is similar to the agreement that we have entered into with respect to the Hilli conversion.

On December 27, 2016, the Gimi contract was extended to December 31, 2017, and all conditions to the contract’s effectiveness, including payments of $30 million to Keppel, were satisfied as of January 2017. The contract requires issuing a final notice to proceed and a payment of $95 million by December 30, 2017 to proceed with the conversion.

We have negotiated and agreed a new contract for the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment on the Fortuna Project by the end of 2017.

The total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. As June 30, 2017, we have made $31.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG.

Power segment

	Six months ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Equity in net losses of Golar Power	(7,461)	—	(7,461)	(100)%
Net loss	(7,461)	—	(7,461)	(100)%

Since the deconsolidation of Golar Power in July 2016, we have accounted for our remaining 50% ownership interest under the equity method. Our share of net losses in Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, investments in Golar Power and OneLNG and conversion project related commitments due within the next 12 months. The short-term outlook in the LNG shipping market has improved over the last few months. Whilst certain challenges remain, the first half of 2017 started showing signs of recovery, as anticipated, with a general improvement in utilization and hire rates. Such improvement is forecast to continue in the second half of 2017. However, the extent and the pace of the recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels in the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months is $37.0 million, based on our historical average operating costs. However, we have limited working capital requirements for the Hilli, which is currently undergoing conversion to a FLNG vessel, as progress payments are funded by the FLNG Hilli facility. Additionally, we require a small amount of working capital for our three vessels that are currently in lay-up.

As of June 30, 2017, we had cash and cash equivalents (including restricted cash and short-term deposits) of $781.6 million, of which $438.4 million is restricted cash and short-term deposits. Included within restricted cash is $232.4 million in respect of the issuance of the letter of credit to our FLNG project partners, an aggregate of $76.2 million cash collateral relating to requirements under our total return equity swap and interest rate swaps, and the balance which mainly relates to the cash belonging to our Lessor VIEs that we are required to consolidate under U.S. GAAP.

Since June 30, 2017, significant transactions impacting our cash flows include:

Receipts:

•
receipt of a $70 million deposit from Golar Partners upon entry into the purchase and sale agreement for the acquisition by Golar Partners of equity interests in Hilli LLC, which will, on the closing date of the acquisition, indirectly own the FLNG, the Hilli; and

•
receipt of $12.9 million in August 2017, in respect of cash distributions for the quarter ended June 30, 2017, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date, albeit $12.1 million was used to satisfy principal and interest repayments on the Margin Loan Facility (defined below) as a result of 20,852,291 of Golar Partners common units held by us being pledged as security for the obligations under the facility.

Payments:

•	payment of $5.1 million in cash distributions to our shareholders in July 2017, in respect of the quarter ended March 31, 2017;

•	additional capital contributions of $27 million to Golar Power in September 2017; and

•	payment of scheduled loan and interest repayments.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 7 - Variable Interest Entities, to our consolidated financial statements) is for the FSRU to be employed under an effective charter. The recent delays with the WAGL charter and the recent termination of that charter by us, means that we now have to find a replacement charter by June 30, 2018 or we could be required to refinance the FSRU. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a replacement charter for the Golar Tundra, we are currently exploring our refinancing options. We may also look to refinance our other newbuildings. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. Recent successes include the refinancing of the Golar Crystal in March 2017. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity, as demonstrated by our convertible bond offering in February 2017, which raised net proceeds of $360.2 million. We also entered into a Margin Loan Facility in March 2017, which raised proceeds of $150 million.

Furthermore, with respect to our Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of a approximately $150 million in the period through to the third quarter of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions to this new equity may include intellectual property amongst other items. As further described in the 20-F for the year ended December 31, 2016, OneLNG and Ophir Energy (“Ophir”) have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the second half of 2017. Accordingly, we anticipate, in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. Our recent financings will contribute towards our 51% share of the equity contribution into OneLNG in the

2017 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our new joint ventures, Golar Power and OneLNG, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including that of the Hilli), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

In connection with the conversion of the Hilli to a FLNG, we entered into the FLNG Hilli facility in September 2015. The FLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect that all remaining conversion and commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $375 million under the pre-delivery facility. As of June 30, 2017, the outstanding capital commitments in relation to the Hilli conversion was $366.0 million

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. As of the current date, we have not executed notices to proceed for either vessel. As of June 30, 2017, we have made $31.0 million of advances in relation to the conversion of the Gimi, but none for the Gandria. The Gimi conversion contract provides us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has been extended to expire in December 2017. The Gandria contract has been renegotiated in anticipation of the Fortuna Project taking final investment decision during the second half of 2017. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna Project to the latter part of 2017, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

Borrowing activities

For the six months ended June 30, 2017, we have entered into the following new debt facilities:

Convertible bonds - 2017

On February 17, 2017, we issued a new $402.5 million 2.75% senior unsecured convertible bond due in 2022. The conversion rate for the bonds will initially equal 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million.

Crystal VIE loan

In March 2017, in connection with the refinancing of the Golar Crystal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Crystal to a COSCO Shipping entity ("Crystal Lessor VIE"), and leased back the vessel under a bareboat charter for a monthly hire rate.

Crystal Lessor VIE, which is the legal owner of the Golar Crystal, financed the purchase of the vessel through an internal loan from COSCO Shipping. Crystal Lessor VIE was determined to be a VIE of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Crystal Lessor VIE. Although consolidated into our results, we have no control over the funding arrangements negotiated by Crystal Lessor VIE, such as interest rates, maturity, and repayment profiles. In consolidating Crystal Lessor VIE, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Crystal Lessor VIE's debt principal. The internal loan bears no interest and is repayable on demand.

13

Margin Loan Facility

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility, on March 3, 2017, Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan Facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility.

Hilli pre-delivery facility

During the six months ended June 30, 2017, we drew down an additional $125 million under the debt facility such that, as of June 30, 2017, the balance outstanding was $375 million. For additional details on the facility, refer to the 20-F for the year ended December 31, 2016.

Security, Debt and Lease Restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. In addition, under certain of our financing agreements, we have provided security in the form of general assignments covering insurances and earnings, account charges, charters and related stock pledges. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners' loan and lease agreements.

Cash Flow

	Six Months Ended June 30,
(in thousands of $)	2017	2016	Change	% Change
Net cash used in operating activities	(31,163)	(59,204)	28,041	(47)%
Net cash used in investing activities	(198,480)	(5,944)	(192,536)	3,239%
Net cash provided by financing activities	348,679	24,633	324,046	1,315%
Net increase (decrease) in cash and cash equivalents	119,036	(40,515)	159,551	(394)%
Cash and cash equivalents at beginning of period	224,190	105,235	118,955	113%
Cash and cash equivalents at end of period	343,226	64,720	278,506	430%

Net cash used in operating activities was $31.2 million for the six months ended June 30, 2017, compared to $59.2 million for the same period in 2016, representing an improvement of $28.0 million. The decrease in cash utilized in operating activities in 2017 was primarily due to (i) improved contributions, as a result of improved utilization and daily hire rates, from our vessels participating in the Cool Pool, (ii) lower charterhire expense relating to the charter-back of the Golar Grand from Golar Partners as a result of her drydocking in 2017, (iii) lower operating costs in relation to the Golar Penguin and Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016, and (iv) the improvement on the general timing of working capital in the six months ended June 30, 2017.

14

Net cash used in investing activities of $198.5 million for the six months ended June 30, 2017 arose mainly due to:

•	milestone payments of $133.7 million in respect of the conversion of the Hilli to a FLNG;

•	additional capital contributions of $57.1 million to Golar Power; and

•	net cash outflows of $6.5 million from restricted cash primarily due to the increase in cash collateral requirements provided against our total return equity swap.

Net cash used in investing activities of $5.9 million for the six months ended June 30, 2016 arose mainly due to:

•	installment payments of $19.2 million in respect of our newbuilding commitment for the construction of a FSRU;

•	milestone payments of $74.3 million in respect of the conversion of the Hilli to a FLNG;

•	additions to vessels and equipment of $13.3 million; and

•	net cash outflows of $5.4 million from restricted cash primarily due to the increase in cash collateral requirements provided against our total return equity swap.

This was partially offset by purchase consideration received of $107.2 million from Golar Partners in respect of the sale of the Golar Tundra in May 2016.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $348.7 million for the six months ended June 30, 2017 and arose primarily due to total proceeds of $778.4 million from short-term and long-term debts, including:

•	$125 million further drawdown on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG;

•
$112 million of debt proceeds in connection with our refinancing of the Golar Crystal debt facility (see note 7, “Variable Interest Entities” of our unaudited condensed consolidated financial statements contained herein);

•	$150 million of debt proceeds from the Margin Loan Facility entered into in March 2017; and

•	$391.4 million of debt proceeds from the new convertible bond which closed in February 2017.

This was partially offset by:

•
loan repayments of $371.3 million, which includes the settlement of the balance outstanding on the refinanced Golar Crystal facility of $101.3 million in March 2017 as well as the buyback of the old convertible bond, which matured in March 2017, amounting to $219.7 million;

•	payment of $31.2 million for capped call transactions entered into in conjunction with the issuance of the new convertible bond mentioned above;

•	payment of dividends of $10.3 million; and

•
net cash outflows of $15.4 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the Golar Bear and Golar Frost financing arrangements.

Net cash provided by financing activities for the six months ended June 30, 2016 of $24.6 million arose primarily due to proceeds from short-term and long-term debts, including:

•	$100 million further drawdown on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG; and

•
an additional $205.8 million of debt proceeds which refers to amounts drawn down by our lessor VIEs under their respective loan arrangements, in connection with our refinancing of the Golar Seal debt facility amounting to $162.4 million, the releveraging of the Golar Tundra lease by $25.5 million and the balance of $17.9 million relating to short-term debt proceeds arising in the ICBCL lessor VIEs.

This was partially offset by:

•	loan repayments of $164.4 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $45.1 million;

•
net cash outflows of $59.1 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the Golar Celsius and Golar Crystal financing arrangements; and

•	purchases of our common shares (treasury shares) in the Company amounting to an aggregate cost of $8.2 million.

15

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues (including revenue from The Cool Pool but excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Six months ended June 30,
(in thousands of $ except number of days and average daily TCE)	2017	2016
Operating revenues	53,518	34,927
Less: Vessel and other management fee	(9,495)	(4,769)
Time and voyage charter revenues (1)	44,023	30,158
Voyage expenses (1) (3)	(18,302)	(11,750)
	25,721	18,408
Calendar days less scheduled off-hire days (2)	1,888	2,149
Average daily TCE (to the closest $100)	13,600	8,600

(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $11.7 million and $12.8 million and $5.9 million and $2.8 million, respectively, for the six months ended June 30, 2017 and 2016.
(2) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.
(3) The TCE calculation excludes net charterhire expenses for the six months ended June 30, 2017 and 2016, which arose on the charter-back of the Golar Grand from Golar Partners.

16

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $, except per share amounts)		Six months ended June 30,
	Notes	2017	2016
Time and voyage charter revenues (1)		32,284	24,222
Time charter revenues - collaborative arrangement (1)	14	11,739	5,936
Vessel and other management fee (1)		9,495	4,769
Operating revenues	4	53,518	34,927

Vessel operating expenses		25,043	29,637
Voyage and charterhire expenses (1)		15,965	20,474
Voyage and charterhire expenses - collaborative arrangement (1)	14	12,772	2,804
Administrative expenses		22,546	21,265
Depreciation and amortization	2	42,552	39,149
Impairment of long-term assets		—	1,706
Total operating expenses		118,878	115,035

Other operating gains and losses		—	16
Operating loss		(65,360)	(80,092)

Other non-operating income
Other		206	—
Total other non-operating income		206	—

Financial income (expenses)
Interest income		2,912	1,091
Interest expense (1)		(39,710)	(34,823)
Other financial items, net	6	(7,928)	(40,881)
Net financial expenses		(44,726)	(74,613)

Loss before taxes and equity in net losses of affiliates		(109,880)	(154,705)
Income taxes		(647)	1,285
Equity in net losses of affiliates	9	(13,193)	(5,563)

Net loss		(123,720)	(158,983)
Net income attributable to non-controlling interests		(15,931)	(12,229)
Net loss attributable to Golar LNG Ltd		(139,651)	(171,212)
Basic and diluted loss per share ($)	5	(1.39)	(1.84)

Cash dividends declared and paid per share ($)		$0.10	$0.10

(1) This includes amounts arising from transactions with related parties (see note 14).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Six months ended June 30,
	Notes	2017	2016

Net loss		(123,720)	(158,983)

Other comprehensive income:
Net income on qualifying cash flow hedging instruments		1,632	1,092
Other comprehensive income	12	1,632	1,092
Comprehensive loss		(122,088)	(157,891)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited		(138,019)	(170,120)
Non-controlling interests		15,931	12,229
		(122,088)	(157,891)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2017	2016
(in thousands of $)	Notes	June-30	Dec-31
		Unaudited	Unaudited (4)
ASSETS
Current
Cash and cash equivalents		343,226	224,190
Restricted cash and short-term deposits (1)		205,227	183,693
Trade accounts receivable (3)		5,556	3,567
Inventory		6,810	7,257
Other receivables, prepaid expenses and accrued income		7,415	7,510
Total current assets		568,234	426,217
Non-current
Restricted cash		233,144	232,335
Investment in affiliates	9	668,707	648,780
Cost method investments		7,347	7,347
Asset under development	8	855,949	731,993
Vessels and equipment, net		2,110,537	2,153,831
Other non-current assets	10	54,340	56,408
Total assets		4,498,258	4,256,911

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt, net of deferred finance charges (1)(2)	11	919,918	451,454
Trade accounts payable		12,597	24,559
Accrued expenses		92,929	78,462
Other current liabilities		83,871	78,984
Amounts due to related parties	14	4,428	135,668
Total current liabilities		1,113,743	769,127
Non-current
Long-term debt, net of deferred finance charges (1)	11	1,403,112	1,525,744
Amounts due to related parties	14	107,247	—
Other long-term liabilities		51,510	52,214
Total liabilities		2,675,612	2,347,085

Equity
Stockholders' equity		1,760,151	1,863,262
Non-controlling interests		62,495	46,564

Total liabilities and stockholders' equity		4,498,258	4,256,911

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities (see note 7).
(2)The Hilli pre-delivery debt facility has been classified as current in our consolidated balance sheet. As disclosed in note 25 - Debt, in our consolidated financial statements in our 2016 Form 20-F, we have secured post-delivery sale and leaseback financing for the Hilli. However, under US GAAP we expect we will be required to consolidate the lessor as a variable interest entity. Accordingly, the above classification reflects the lessor’s present financing arrangements.
(3) This includes amounts arising from transactions with related parties (see note 14).
(4) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of June 30, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets. See note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2016
(in thousands of $)	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net loss	(123,720)	(158,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,552	39,149
Amortization of deferred tax benefits on intra-group transfers	—	(1,715)
Amortization of deferred charges and guarantees (1)	(667)	12,439
Equity in net losses of affiliates	13,193	5,563
Dividends received	25,655	26,689
Compensation cost related to stock options	3,875	2,784
Net foreign exchange loss	1,121	821
Impairment of long-term assets	—	1,706
Impairment of loan receivable	—	7,627
Restricted cash and short-term deposits	(405)	(217)
Change in assets and liabilities:
Trade accounts receivable	(1,989)	(2,493)
Inventories	447	2,648
Prepaid expenses, accrued income and other assets	714	19,903
Amounts due from/to related companies	(23,992)	12,093
Trade accounts payable	(2,319)	(57,051)
Accrued expenses and deferred income	15,934	11,390
Other liabilities	18,438	18,443
Net cash used in operating activities	(31,163)	(59,204)

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2016
(in thousands of $)	Jan-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,093)	(13,259)
Additions to newbuildings	—	(19,220)
Additions to assets under development	(133,696)	(74,282)
Additions to investments	(57,147)	—
Loans granted (including related parties)	—	(1,000)
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	107,247
Restricted cash and short-term deposits	(6,544)	(5,430)
Net cash used in investing activities	(198,480)	(5,944)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	778,432	305,817
Repayments of short-term and long-term debt (including related parties)	(371,268)	(164,357)
Payment for capped call in connection with bond issuance	(31,194)	—
Financing costs paid	(1,564)	(4,429)
Cash dividends paid	(10,334)	(45,061)
Purchase of treasury shares	—	(8,214)
Restricted cash and short-term deposits	(15,393)	(59,123)
Net cash provided by financing activities	348,679	24,633
Net increase (decrease) in cash and cash equivalents	119,036	(40,515)
Cash and cash equivalents at beginning of period	224,190	105,235
Cash and cash equivalents at end of period	343,226	64,720

(1) This includes the amortization in relation to the Golar Grand charter-back guarantee obligation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interest	Non-controlling Interest	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(171,212)	(171,212)	12,229	(158,983)
Dividends	—	—	—	—	—	(9,237)	(9,237)	—	(9,237)
Grant of share options	—	—	3,095	—	—	—	3,095	—	3,095
Other comprehensive income (see note 12)	—	—	—	—	1,092	—	1,092	—	1,092
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at June 30, 2016	93,547	(20,483)	1,320,901	200,000	(11,500)	128,425	1,710,890	33,042	1,743,932

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(139,651)	(139,651)	15,931	(123,720)
Dividends	—	—	—	—	—	(9,868)	(9,868)	—	(9,868)
Grant of share options	—	—	4,915	—	—	—	4,915	—	4,915
Other comprehensive income (see note 12)	—	—	—	—	1,632	—	1,632	—	1,632
Issuance of convertible bonds (2)	—	—	39,861	—	—	—	39,861	—	39,861

Balance at June 30, 2017	101,081	(20,483)	1,533,332	200,000	(7,910)	(45,869)	1,760,151	62,495	1,822,646

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Issuance of convertible bonds relates to the equity component of the $402.5 million convertible bond, net of the capped call payment and convertible bond issuance costs. See note 11.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of June 30, 2017, our fleet comprises of 14 LNG carriers (including the Golar Grand, which we have chartered back from Golar Partners until October 2017) and one Floating Storage Regasification Unit (''FSRU'') (the Golar Tundra). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of three LNG carriers (excluding the Golar Grand) and six FSRUs, and Golar Power Limited's ("Golar Power") fleet of two LNG carriers and one newbuilding commitment. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 19 LNG carriers and seven FSRUs.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli Episeyo (the "Hilli"). The Hilli FLNG conversion is nearing completion and no major issues have been identified. All equipment has been installed and pre-commissioning work is well underway with an expected redelivery date in the fourth quarter of 2017. We also signed agreements for the conversion of the LNG carriers the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. Subsequently, the Gimi conversion agreement was extended and, whilst the Gandria agreement has expired, we expect to agree terms for the conversion of the Gandria shortly as part of the Final Investment Decision ("FID") on the Fortuna project carried out by OneLNG. We are yet to lodge our final notices to proceed on either of these vessels.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 7 - Variable Interest Entities, to our consolidated financial statements) is for the FSRU to be employed under an effective charter. The recent delays with the WAGL charter and the recent termination of that charter by us, means that we now have to find a replacement charter by June 30, 2018 or we could be required to refinance the FSRU. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a replacement charter for the Golar Tundra, we are currently exploring our refinancing options. We may also look to refinance our other newbuildings. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. Recent successes include the refinancing of the Golar Crystal in March 2017. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity, as demonstrated by our convertible bond offering in February 2017, which raised net proceeds of $360.2 million. We also entered into a Margin Loan Facility in March 2017, which raised proceeds of $150 million.

Furthermore, with respect to our Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of approximately $150 million in the period through to the third quarter of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions to this new equity may include intellectual property amongst other items. As further described in the 20-F for the year ended December 31, 2016, OneLNG and Ophir Energy (“Ophir”) have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the second half of 2017. Accordingly, we anticipate, in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. Our recent financings will contribute towards our 51% share of the equity contribution into OneLNG in the 2017 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our new joint ventures, Golar Power and OneLNG, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including that of the Hilli), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2016.

The six months ended June 30, 2017 includes a depreciation catch-up charge of $9.7 million in respect of the Golar Tundra, which was previously not depreciated whilst accounted for as an asset held-for-sale. Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities no longer qualified for classification as held-for-sale. Furthermore, on May 30, 2017, Golar Partners exercised its Put Right in respect of the Golar Tundra. Accordingly, as of March 31, 2017 (and for all retrospective periods), these assets and liabilities are presented as held and used in the consolidated balance sheets. For additional details on the assets and liabilities previously classified as held-for-sale, refer to note 19 in the 20-F for the year ended December 31, 2016.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the six months ended June 30, 2017 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2016.

Use of estimates

The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As further described in note 14 (c), in February 2015, Golar Partners exercised its option to require us to charter back the Golar Grand for the period until October 2017. In May 2017, the Partnership sub-chartered the vessel back from us in order to commence a new charter with a third party. Accordingly, we revised our assessment of the existing provision for the Golar Grand guarantee obligation and recognized an incremental remeasurement loss of $9.0 million for the six months ended June 30, 2017.

As of June 30, 2017, we leased seven vessels under finance leases from wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2015-11 “Inventory (Topic 330): Simplifying the Measurement of Inventory”. The standard requires inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendment is effective for the fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017, early adoption is permitted. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This standard primarily requires the recognition of excess tax benefits for share-based awards in the statement of operations and the classification of excess tax benefits as an operating activity within the statement of Cash Flows. The guidance allows an entity to elect to account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

Accounting pronouncements to be adopted

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)" and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a new concept of “series provision” which provides accounting guidance for entities that engage in repetitive service contracts. There are also new requirements which impact the timing of costs that are reimbursed at the start or near the inception of a contract. The guidance is effective from January 1, 2018 and requires enhanced disclosures. It may be applied retrospectively to each prior period presented subject to practical expedients (“full retrospective”) or a cumulative-effect adjustment as of the date of adoption (“modified retrospective approach”).

We are currently in the process of evaluating the impact that the standard could have on our revenue. Specifically we are assessing if the revised agent-principal guidance will have an Income Statement classification impact for revenue earned under ASC 808 “Collaborative Arrangements”. In addition we are assessing whether the timing of our management services income and time charter revenues will be impacted under the new standard. Depending on the conclusion, the timing of our revenue could differ, however, the total amount earned from contracts over all periods will remain the same. We expect to finalize our assessment in the second half of the year.

In March 2016, the FASB issued guidance to ASU 2016-02 "Leases (Topic 842)". This update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements regarding timing and uncertainty of cash flows arising from leases. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. The Company is in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and other” which simplifies the test for goodwill impairment. The simplification eliminated “Step 2” from the goodwill impairment test which required companies to compute the implied fair value of goodwill by performing procedures that would be required in business combination for determining the fair value of the assets acquired and liabilities assumed (including unrecognized assets and liabilities). The amendments are effective for the fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, early adoption is permitted. We believe the adoption of this guidance will not have a material impact on our Consolidated Financial Statements or related disclosures.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2016.

4.    SEGMENT INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trade in physical and future LNG contracts, are in the process of developing our first FLNG and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into four reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2017, we operate in the following four reportable segments:

•	Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to be completed and delivered in the second half of 2017.

FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

In October 2016, the Sergipe project obtained FID thus differentiating Golar Power’s risks and long term business prospects from the other reporting segments. Golar Power meets the definition of an operating segment as the business is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker.

	Six months ended					Six months ended
(in thousands of $)	June 30, 2017					June 30, 2016
	Vessel operations	LNG trading	FLNG	Power	Total	Vessel operations	LNG trading	FLNG	Total
Time and voyage charter revenues	32,284	—	—	—	32,284	24,222	—	—	24,222
Time charter revenues - collaborative arrangement	11,739	—	—	—	11,739	5,936	—	—	5,936
Vessel and other management fees	9,495	—	—	—	9,495	4,769	—	—	4,769
Vessel and voyage operating expenses	(41,008)	—	—	—	(41,008)	(50,111)	—	—	(50,111)
Vessel and voyage operating expenses - collaborative arrangement	(12,772)	—	—	—	(12,772)	(2,804)	—	—	(2,804)
Administrative expenses	(22,320)	—	(226)	—	(22,546)	(19,141)	—	(2,124)	(21,265)
Depreciation and amortization	(42,552)	—	—	—	(42,552)	(39,149)	—	—	(39,149)
Other operating gains and losses (LNG Trade)	—	—	—	—	—	—	16	—	16
Other non operating income	206	—	—	—	206	—	—	—	—
Impairment of long-term assets	—	—	—	—	—	(1,706)	—	—	(1,706)
Net financial expenses	(44,726)	—	—	—	(44,726)	(74,613)	—	—	(74,613)
Income taxes	(647)	—	—	—	(647)	1,285	—	—	1,285
Equity in net losses of affiliates	(2,606)	—	(3,126)	(7,461)	(13,193)	(5,563)	—	—	(5,563)
Net (loss) income	(112,907)	—	(3,352)	(7,461)	(123,720)	(156,875)	16	(2,124)	(158,983)
Non-controlling interests	(15,931)	—	—	—	(15,931)	(12,229)	—	—	(12,229)
Net (loss) income attributable to Golar LNG Ltd	(128,838)	—	(3,352)	(7,461)	(139,651)	(169,104)	16	(2,124)	(171,212)
Total assets	3,149,673	—	1,174,512	174,073	4,498,258	3,442,102	—	913,899	4,356,001

Revenues from external customers

During the six months ended June 30, 2017, our vessels operated predominately under charters with the Cool Pool and NFE Transport Partners LLC. During the six months ended June 30, 2016, our vessels operated under time charters with three main charterers: the Cool Pool, Nigeria LNG Limited and NFE Transport Partners LLC.

In time and voyage charters, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

For the six months ended June 30, 2017 and 2016, revenues from the following counterparties accounted for over 10% of our time charter revenues:

	Six months ended June 30,		Six months ended June 30,
(in thousands of $)	2017		2016
The Cool Pool (note 14)	39,444	90%	20,820	69%
NFE Transport Partners LLC	4,579	10%	3,487	12%
Nigeria LNG Ltd	—	—%	5,849	19%

The above revenues exclude vessel and other management fees from our related parties (see note 14).

5.    (LOSSES) EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the six month periods ended June 30, 2017 and 2016, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Six months ended June 30,
	2017	2016
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(139,651)	(171,212)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Six months ended June 30,
	2017	2016
Weighted average number of common shares outstanding	100,581	93,052

Losses per share are as follows:

	Six months ended June 30,
	2017	2016
Basic and diluted	$(1.39)	$(1.84)

For the six months ended June 30, 2017 and 2016, stock options and convertible bonds have been excluded from the calculation of diluted loss per share because the effect was anti-dilutive.

6.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

(in thousands of $)	Six months ended June 30,
	2017	2016
Mark-to-market adjustment for interest rate swap derivatives	(603)	(29,390)
Interest expense on undesignated interest rate swaps	(2,706)	(5,741)
Mark-to-market adjustment for equity derivatives	(4,323)	3,362
Impairment of loan *	—	(7,627)
Financing arrangement fees and other costs	(239)	(75)
Amortization of debt guarantee	846	—
Others	(903)	(1,410)
	(7,928)	(40,881)

* In the prior six months ended June 30, 2016, we recognized an impairment charge of $7.6 million against the loan receivable from Douglas Channel LNG Assets Partnership, pursuant the announcement of a negative FID on the related project.

7.     VARIABLE INTEREST ENTITIES

As of June 30, 2017, we leased seven vessels from VIEs under finance leases, of which four were with ICBCL entities, one with a CMBL entity, one with CCBFL and one with a COSCO Shipping entity. Each of the ICBCL, CMBL, CCBFL and COSCO Shipping entities are wholly-owned, newly formed special purpose vehicles (“SPVs”). In each of these transactions we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year leas

e period. Refer to note 4 to our Consolidated Financial Statements filed with our Annual Report on Form 20-F for the year ended December 31, 2016, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements we have concluded that we are the primary beneficiary of these VIEs and accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels, as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction, similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of June 30, 2017 and 2016, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

Since December 31, 2016, we entered into the following sale and leaseback arrangement:

Crystal Lessor VIE

In March 2017, we sold the Golar Crystal to a COSCO Shipping entity ("Crystal Lessor VIE") and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. A summary of this sale and lease back arrangement, including repurchase options and obligations as of June 30, 2017 is provided below:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Crystal	March 2017	187.0	97.3	March 2020	50.6	March 2027

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of June 30, 2017, are shown below:

(in thousands of $)	2017 (1)	2018	2019	2020	2021	2022+
Golar Glacier	8,620	17,100	17,100	17,147	17,100	47,084
Golar Kelvin	8,620	17,100	17,100	17,147	17,100	49,895
Golar Snow	8,620	17,100	17,100	17,147	17,100	49,895
Golar Ice	8,620	17,100	17,100	17,147	17,100	52,800
Golar Tundra (2)(3)	10,432	20,446	19,934	19,466	18,953	68,097
Golar Seal	7,513	15,151	15,193	15,151	15,151	60,646
Golar Crystal (3)	5,236	10,433	10,420	10,419	10,381	53,659

(1) For the six months ended December 31, 2017.
(2) As a result of the sale of the Golar Tundra to Golar Partners in May 2016 (see "Tundra Lessor VIE" below), the payment obligations under the bareboat charter with the Golar Tundra lessor VIE are borne by Golar Partners until the Put Sale Closing Date. See note 14.
(3) The payment obligation relating to the Golar Tundra and Golar Crystal above includes variable rental payments due under the lease based on an assumed LIBOR range of 0.38% to 0.42% plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of June 30, 2017 and December 31, 2016, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra (note 2)	Golar Seal	Golar Crystal	June 30, 2017	December 31, 2016
Assets								Total	Total
Restricted cash and short-term deposits	13,362	44,090	13,969	10	1,953	18,970	4,872	97,226	70,021
	13,362	44,090	13,969	10	1,953	18,970	4,872	97,226	70,021

Liabilities
Debt:
Short-term interest bearing debt	31,648	182,540	22,384	143,576	—	—	112,000	492,148	388,628
Long-term interest bearing debt - current portion	7,650	—	8,000	—	—	6,062	—	21,712	21,532
Long-term interest bearing debt - non-current portion	125,333	—	135,025	—	198,613	151,059	—	610,030	624,384
	164,631	182,540	165,409	143,576	198,613	157,121	112,000	1,123,890	1,034,544

The most significant impact of consolidated SPV’s operations on our unaudited consolidated statements of income is interest expense of $19.1 million and $22.4 million for the six months ended June 30, 2017 and 2016, respectively. The most significant impact of consolidated SPV’s cash flows on our unaudited consolidated statements of cash flows is net cash received in financing activities of $89.2 million and $179.8 million for the six months ended June 30, 2017 and 2016, respectively.

8.    ASSET UNDER DEVELOPMENT

(in thousands of $)	June 30, 2017	December 31, 2016
Purchase price installments	733,109	653,378
Interest costs capitalized	75,680	53,985
Other costs capitalized	47,160	24,630
	855,949	731,993

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. The Hilli FLNG conversion is nearing completion and no major issues have been identified.

The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. As at June 30, 2017, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)	June 30, 2017
Payable within 6 months to December 31, 2017	289,374
Payable within 12 months to December 31, 2018	76,609
365,983

9.     EQUITY IN NET EARNINGS OF AFFILIATES

(in thousands of $)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Share of net loss in Golar Partners	(2,906)	(5,525)
Share of net loss in Golar Power	(7,461)	—
Share of net loss in OneLNG	(3,126)	—
Share of net earnings (loss) in Egyptian Company for Gas Services ("ECGS")	300	(38)
	(13,193)	(5,563)
Our share of net loss in Golar Partners includes a non-cash loss on deemed disposal of $17.0 million for the six months ended June 30, 2017, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017. In addition, our share of net loss in Golar Partners includes a charge of $10.7 million for the six months ended June 30, 2017 (June 30, 2016: $17.1 million) in relation to the amortization of the basis difference primarily in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012.

The carrying amounts of our investments in our equity method investments as at June 30, 2017 and December 31, 2016 are as follows:

(in thousands of $)	June 30, 2017	December 31, 2016
Golar Partners	482,397	507,182
Golar Power	174,073	126,534
OneLNG	7,074	10,200
ECGS	5,163	4,864
Equity in net assets of affiliates	668,707	648,780

10.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	June 30, 2017	December 31, 2016
Mark-to-market interest rate swaps valuation	4,503	5,022
Derivatives - Earn-Out Units (1)	14,500	15,000
Other non-current assets (2)	35,337	36,386
	54,340	56,408

(1) The Earn-Out Units were issued to us in connection with the IDR Reset transaction with Golar Partners in October 2016.

(2) "Other non-current assets" is mainly comprised of:

(i) Payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG following agreements to convert her. As of June 30, 2017 and December 31, 2016, the carrying value was $31.0 million. The Gimi conversion contract provides flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has been extended to expire on December 30, 2017; and

(ii) $1.9 million (December 31, 2016: $2.8 million), representing the non-current portion of the counter guarantee recognized at fair value on deconsolidation of Golar Power in July 2016.

11.    DEBT

As of June 30, 2017 and December 31, 2016, our debt was as follows:

(in thousands of $)	June 30, 2017	December 31, 2016
Golar Arctic facility	69,250	72,900
Golar Viking facility	54,688	57,292
Convertible bonds - 2012	—	218,851
Convertible bonds - 2017	333,682	—
FLNG Hilli facility	375,000	250,000
Hilli shareholder loans	49,066	49,066
$1.125 billion facility	206,306	318,444
ICBC VIE loans	658,384	674,688
Seal SPV loan	157,120	157,120
Tundra VIE loan (note 2)	198,613	205,145
Crystal VIE loan	112,000	—
Margin Loan Facility	139,660	—
Total debt	2,353,769	2,003,506
Less: Deferred financing costs, net	(30,739)	(26,308)
Total debt, net of deferred financing costs	2,323,030	1,977,198

During the six months ended June 30, 2017, we entered into the following new loan facilities:

Convertible bonds - 2017

On February 17, 2017, we closed a new $402.5 million senior unsecured five years 2.75% convertible bond. The conversion rate for the bonds will initially equal 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million.

Crystal VIE loan

In March 2017, in connection with the refinancing of the Golar Crystal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Crystal to a COSCO Shipping entity ("Crystal Lessor VIE"), and leased back the vessel under a bareboat charter for a monthly hire rate.

Crystal Lessor VIE, which is the legal owner of the Golar Crystal, financed the purchase of the vessel through an internal loan from COSCO Shipping. Crystal Lessor VIE was determined to be a VIE of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Crystal Lessor VIE. Although consolidated into our results, we have no control over the funding arrangements negotiated by Crystal Lessor VIE, such as interest rates, maturity, and repayment profiles. In consolidating Crystal Lessor VIE, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Crystal Lessor VIE's debt principal. The internal loan bears no interest and is repayable on demand.

Margin Loan Facility

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility, on March 3, 2017, Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin of 3.95% and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan Facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility.
12.    ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Loss on cash flow hedges	Share of affiliates' comprehensive income	Total accumulated comprehensive (loss) income
Balance at December 31, 2015	(12,400)	—	(192)	(12,592)
Other comprehensive (loss) income before reclassification	—	(44)	1,136	1,092
Net current-period other comprehensive (loss) income	—	(44)	1,136	1,092
Balance at June 30, 2016	(12,400)	(44)	944	(11,500)

Balance at December 31, 2016	(12,956)	—	3,414	(9,542)
Other comprehensive income before reclassification	—	—	1,632	1,632
Net current-period other comprehensive income	—	—	1,632	1,632
Balance at June 30, 2017	(12,956)	—	5,046	(7,910)

13.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at June 30, 2017 and December 31, 2016 are as follows:

		June 30, 2017		December 31, 2016
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:

Cash and cash equivalents	Level 1	343,226	343,226	224,190	224,190
Restricted cash and short-term deposits	Level 1	438,371	438,371	416,028	416,028
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Current portion of long-term debt and short-term debt (2)(3)	Level 2	923,445	923,445	455,405	455,405
Long-term debt - convertible bonds (3)	Level 2	333,682	374,571	218,851	219,428
Long-term debt (3)	Level 2	1,096,641	1,096,641	1,329,250	1,329,250

Derivatives:
Interest rate swaps asset (4)(5)	Level 2	4,503	4,503	5,022	5,022
Interest rate swaps liability (4)(5)	Level 2	1,555	1,555	1,470	1,470
Foreign exchange swaps liability (4)	Level 2	199	199	993	993
Total return equity swap liability (4)(5)(6)	Level 2	61,086	61,086	56,763	56,763
Earn-Out Units asset (4)	Level 2	14,500	14,500	15,000	15,000

(1) The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O). As we have no established method of determining the fair value of this investment, we have not estimated its fair value as of June 30, 2017, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.
(2) The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.
(3) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $30.7 million and $26.3 million at June 30, 2017 and December 31, 2016, respectively.
(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within other non-current assets on the balance sheet.
(5) The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(6) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the near term maturity of these instruments.

As of June 30, 2017, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of June 30, 2017 and December 31, 2016 would be adjusted as detailed in the following table:

	June 30, 2017			December 31, 2016
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	4,503	(194)	4,309	5,022	(1,351)	3,671
Total liability derivatives	1,555	(194)	1,361	1,470	(1,351)	119

14.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the six months ended June 30, 2017 and 2016 consisted of the following:

	Six months ended June 30,
(in thousands of $)	2017	2016
Management and administrative services revenue (a)	2,571	1,288
Ship management fees revenue (b)	2,138	3,481
Charterhire expense (c)	(9,089)	(14,560)
Interest expense on short-term credit arrangements (d)	—	(122)
Interest expense on deposit payable (e)	(1,404)	(309)
Total	(5,784)	(10,222)

Receivables (payables): The balances with Golar Partners and its subsidiaries as of June 30, 2017 and December 31, 2016 consisted of the following:

(in thousands of $)	June 30, 2017	December 31, 2016
Trading balances due from (owing to) Golar Partners and affiliates (d)	1,117	(21,792)
Deposit payable (e)	(107,247)	(107,247)
Methane Princess security lease deposit movement (f)	(3,783)	(2,006)
Total	(109,913)	(131,045)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the six months ended June 30, 2017, this consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand, less any time charter revenues that Golar Partners may generate through subleasing the Golar Grand from Golar during the period. In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $9.1 million and $14.6 million for the six months ended June 30, 2017 and 2016, respectively. The decrease is mainly due to the Golar Grand’s drydocking from February to April 2017, as well as the Golar Grand commencing her charter with a third party in May 2017.

The above disclosure excludes the net effect of the non-cash charge of $1.3 million and $3.0 million income for the six months ended June 30, 2017 and 2016, respectively. This relates to the Golar Grand guarantee obligation, which includes recognition of a loss on remeasurement in 2017, less amortization.

d)
Trading balances -Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. For the six months ending June 30, 2017, Golar settled amounts outstanding in relation to the charterhire expenses with the Golar Grand. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

e)
Expense under Tundra Letter Agreement/Deposit received from Golar Partners - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. Pursuant to the Tundra Letter Agreement, of the amount we are obliged to pay under the agreement, we have accounted for $1.4 million and $0.3 million as interest expense for the six months ended June 30, 2017 and 2016, respectively. In May 2017, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the “Put Sale Closing Date”) in return we will be required to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the Hilli Acquisition and (b) March 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. See note 16.

f)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

b) Transactions with Golar Power and affiliates:

In July 2016, Golar, through a newly formed subsidiary, LNG Power, and GenPower Particapações SA (“GenPower”) entered into a strategic investment agreement which provided the framework for co-operation between GenPower and Golar to develop LNG power projects in Brazil through the formation of a joint venture commencing with the TPP Porto de Sergipe I Project (“Sergipe I”).

Net revenues: The transactions with Golar Power and its affiliates for the six months ended June 30, 2017 consisted of the following:

Six months ended June 30,
(in thousands of $)	2017
Management and administrative services revenue	1,819
Ship management fees income	278
Debt guarantee compensation (a)	402
Total *	2,499

* There was no comparable amount for the six months ended June 30, 2016.

Payables: The balances with Golar Power and its affiliates as of June 30, 2017 and December 31, 2016 consisted of the following:

(in thousands of $)	June 30, 2017	December 31, 2016
Trading balances due to Golar Power and affiliates (b)	(4,950)	(4,442)
Total	(4,950)	(4,442)

a)
Debt guarantee compensation - In connection with the closing of the formation of the JV Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.4 million and $0 income for the six months ended June 30, 2017 and 2016, respectively.

b)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

c) Transactions with OneLNG and subsidiaries:

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into a joint venture and shareholders' agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG.

Net revenues: The transactions with OneLNG and its subsidiaries for the six months ended June 30, 2017 consisted of the following:

Six months ended June 30,
(in thousands of $)	2017
Management and administrative services revenue	2,708
Total *	2,708

* There was no comparable amount for the six months ended June 30, 2016.

Receivables: The balances with OneLNG and its subsidiaries as of June 30, 2017 and December 31, 2016 consisted of the following:

(in thousands of $)	June 30, 2017	December 31, 2016
Trading balances due from OneLNG (a)	4,047	719
Total	4,047	719

a)
Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business.

d) Transaction with other related parties:

	Six months ended June 30,
(in thousands of $)	2017	2016
Cool Pool (a)	26,590	11,203
Magni Partners (b)	20	(1,092)
	26,610	10,111

Receivables from (payables to) other related parties:

(in thousands of $)	June 30, 2017	December 31, 2016
Cool Pool (a)	5,186	3,490
Magni Partners (b)	(14)	(137)
	5,172	3,353

a)
Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, amounting to $5.2 million as of June 30, 2017 (December 31, 2016: $3.5 million). From our participation in the Cool Pool we recognized net income of $26.6 million and $11.2 million for the six months ended June 30, 2017 and 2016, respectively.

The table below summarizes our earnings generated from our participation in The Cool Pool:

	Six months ended June 30,
(in thousands of $)	2017	2016
Time and voyage charter revenues	27,705	14,884
Time charter revenues - collaborative arrangement	11,739	5,936
Voyage and charterhire expenses	(82)	(6,813)
Voyage and charterhire - collaborative arrangement	(12,772)	(2,804)
Net income from the Cool Pool	26,590	11,203

b)
Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited ("Magni"), a privately held UK company, and is the ultimate beneficial owner of the company. Magni provides various management services, pursuant to a management agreement between Magni and a Golar subsidiary.

15.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	June 30, 2017	December 31, 2016
Book value of vessels secured against long-term loans (1)	2,064,899	2,106,062

(1) This excludes the Hilli which is classified as an "asset under development". The Hilli is secured against the FLNG Hilli facility. Refer to note 8.

As at June 30, 2017, 20,852,291 Golar Partners common units were pledged as security for the obligations under the Margin Loan Facility. See note 11.

UK tax lease benefits

As described under note 33 in our audited consolidated financial statements filed with our Annual Report on form 20-F for the year ended December 31, 2016, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at June 30, 2017, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £108 million British Pounds. We are currently in conversation with HMRC on this matter, presenting the factual background of our position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and an FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase, with FID currently expected to be taken in the first half of 2018. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €1 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

16.    SUBSEQUENT EVENTS

On August 15, 2017, we entered into a purchase and sale agreement (the “Hilli Sale Agreement”) with Golar Partners for the disposal (the “Hilli Disposal”) from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of common units (the “Disposal Interests”) in Hilli LLC, which will, on the closing date of the Hilli Disposal, indirectly own the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that will be contracted to Perenco Cameroon (“Perenco”), Societe Nationale de Hydrocarbures (“SNH”) and the Republic of Cameroon (together with Perenco and SNH, the “Customer”) under an eight-year liquefaction tolling agreement (the “Liquefaction Tolling Agreement”). The sale price for the Disposal Interests is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Disposal Agreement, we received a further $70 million deposit from Golar Partners, upon which we will pay interest at a rate of 5% per annum.

The closing of the Hilli Disposal (the "Closing") is subject to the satisfaction of certain closing conditions which include, among others, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced Put-Sale Closing with respect to the Golar Tundra, the delivery to, and acceptance by, the Customer of the Hilli, the commencement of commercial operations under the liquefaction tolling agreement (the "LTA") and the formation of Golar Hilli LLC and the related Pre-Closing Contributions as described further below.

Prior to the Closing, we, along with Keppel and B&V, will contribute our equity interests in Hilli Corp to the newly formed Golar Hilli LLC (the "Pre-Closing Contributions") in return for equity interests in Golar Hilli LLC. Membership interests in Golar Hilli LLC will be represented by three classes of units: Common Units ("Common Units"); Series A Special Units ("Series A Units"); and Series B Special Units ("Series B Units"). Common Units will be entitled to cash flows from the first 50% of contracted capacity, initially contracted to the Customer under the LTA, at all times. Common Units will not be exposed to the oil-linked pricing elements of the tolling fee under the LTA, but will bear the operating costs of the Hilli, and the interest costs of the Hilli financing facility with only incremental costs accruing to the Series B Units. Series A Units will only be entitled to cash flows associated with oil price linked elements of the tolling fee under the LTA, net of incremental tax expenses and their pro rata portion of any costs that may arise as a result of the underperformance of the Hilli ("Underperformance Costs"). Holders of Series B Units will be entitled to the cash flows associated with any expansion of contracted capacity of the Hilli beyond the first 50%, net of incremental costs arising as a result of making available more than the first 50% of production capacity of the Hilli ("Incremental Costs"), Underperformance Costs and any reduction in revenue attributable to the first 50% of LNG production capacity as a result of making more than 50% of capacity available under the LTA. In the Hilli Disposal, Golar Partners will only acquire 50% of the Common Units and none of the Series A Units or Series B Units.

Upon the closing of the Hilli Disposal, which is expected to occur on or before April 30, 2018, we, along with Keppel and B&V, will sell 50% of the Hilli Common Units to Golar Partners in return for the payment by Golar Partners of the net purchase price of between approximately $178 and $190 million. Golar Partners will apply the $107 million Deferred Purchase Price receivable from us in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand.

In August 2017, we declared a dividend of $0.05 per share in respect of the quarter ended June 30, 2017 to holders of record on September 14, 2016, which will be paid on or about October 4, 2016.

In September 2017, we made further capital contributions of $27.0 million to Golar Power, in accordance with the shareholders agreement.

On May 2, 2017, OneLNG, our joint venture, together with Ophir Energy, GEPetrol and The Republic of Equatorial Guinea (the "Fortuna Project Participants”), signed a detailed Umbrella Agreement that defines the full legal and fiscal framework for the 2.6Tcf Fortuna gas reserves, offshore Equatorial Guinea. Subsequent to June 30, 2017, the Fortuna Project Participants also agreed the LNG sales structure, and selected Gunvor Group Ltd. (“Gunvor”) as off-taker. Principal commercial terms have been agreed with Gunvor for a sale and purchase agreement covering 2.2mtpa of LNG over a 10 year term. The LNG will be sold on a Brent-linked FOB basis. The LNG offtake structure also permits the Fortuna Project Participants to market up to 1.1mtpa of the above 2.2mtpa to higher priced gas markets and to share in any resultant profits. The Fortuna Project Participants have two years post final investment decision to secure alternative markets for this 1.1mtpa after which any unsold portion will revert to Gunvor. Final investment decision is expected to occur by the end of 2017.

In September 2017, we appointed Mr. Iain Ross to replace Mr. Oscar Spieler as CEO. Mr. Spieler's main remit on becoming CEO has always been the successful delivery of Hilli and a search for his successor to follow shortly thereafter. Having substantially executed his responsibility to deliver the Hilli, Mr. Spieler will nevertheless remain with the group and fulfill the role of Executive Advisor and assist Mr. Ross until charterers Perenco and SNH accept the Hilli.